Triple Double Crown, LLC

Balance Sheet — As of August 31, 2025

Assets

Current Assets

Cash – Basic Business Checking (Acct #200000520029) $70.00

Total Current Assets $70.00

Total Assets $70.00

Liabilities

Current Liabilities $0.00

Total Liabilities $0.00

Owner's Equity

Owner's Equity, beginning of year (per 2024 BS) $70.00

2025 Net Change $0.00

Total Owner's Equity $70.00

Total Liabilities & Equity $70.00

- All available 2025 monthly bank statements (Jan–Aug) reflect a constant balance of $70.00, with no credits or debits recorded.
- No additional liabilities, income, or expenses were recorded in the statements provided.

- This balance sheet is prepared as of August 31, 2025 based on the latest statement period provided. If September–December 2025 statements are available, this document can be updated accordingly.

Exhibit B.6